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[JEFFERSON PILOT FINANCIAL LOGO]
JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
Service Office:  One Granite Place, P.O. Box 515, Concord, New Hampshire
                 03302-0515

                   DEATH BENEFIT MAINTENANCE RIDER (DBMR)

EFFECTIVE DATE -

The Rider is a part of the policy to which it is attached. It takes effect on the Policy Date of the policy unless a later Effective Date is shown above. "We', "Us", and "Our" means Jefferson Pilot Financial Insurance Company; "You" and "Your" means the Owner of the policy; "Insured" means the person named on Page 3 of the policy; "Insured's Attained Age 90" means the policy anniversary nearest the Insured's Attained Age 90.

CONSIDERATION - In return for payment of the monthly deductions and receipt of any application for the Rider, We will provide the benefit described in the Rider.

BENEFIT - The coverage under the policy will remain in effect until the death of the Insured subject to the changes specified in the following paragraphs:

A. CHANGES IN COVERAGE AT THE INSURED'S ATTAINED AGE 100- If the Rider is in force at the Insured's Attained Age 100, the following changes under the policy will occur. These changes will supersede any changes to the contrary stipulated upon the Insured's Attained Age 100 in the Changes in Insurance Coverage provision of the policy or in any other Rider which may be attached to the policy:

(1)  The Specified Amount will remain unchanged after:
     (i) being reduced by the amount of any increase which may have occurred due to a Death Benefit Option change between the Insured's Attained Age 90 and the Insured's Attained Age 100; and
     (ii) the completion of any scheduled increases due to the addition of any Automatic Increase Rider which may be attached to the policy.
     and the Death Benefit Option will be set to Option II. The Death Benefit Option may not be changed after that date.
(2) items (1) and (2) of the Monthly Deduction provision and the Monthly Accumulation Value Adjustment provision will no longer apply;
(3)  no further premiums will be accepted;
(4)  all other Rider coverage(s) will cease.

B. CHANGES IN THE CALCULATION OF THE COST OF INSURANCE AT THE INSURED'S ATTAINED AGE 90- The cost of insurance provision in the policy will be calculated as follows commencing at the Insured's Attained Age 90 and ending at the Insured's Attained Age 100:

The cost of insurance is calculated as (1), multiplied by the result of (2) minus (3) minus (4), where:

(1) is the cost of insurance rate as described in the Cost of Insurance Rates provision;
(2) is the Death Benefit at the beginning of the policy month, divided by 1.0032737;
(3) is the Accumulation Value at the beginning of the policy month, prior to the monthly deduction for the cost of insurance;
(4) is the total of the monthly deductions for the Rider accumulated at the rate of 4%.

For the purposes of this Rider Benefit definition, Specified Amount" will not include the Specified Amount for any Supplemental Coverage Rider which may be attached to the policy.

MONTHLY DEDUCTION - The monthly deductions for the Rider will commence at the Insured's Attained Age 90 and end at the Insured's Attained Age 100. The monthly deduction will be equal to (a) multiplied by (b), divided by $1,000 where:

(a)  is the monthly DBMR expense charge of 6.79458;
(b)  is the Specified Amount for the policy as shown on Page 3.

If an Automatic Increase Rider is attached to the policy and is in effect when monthly deductions commence, the monthly deduction will be equal to (a) multiplied by (b), divided by $1,000 where:

(a)  is the monthly DBMR expense charge of 6.79458;
(b) is the Specified Amount that will be in effect at the Insured's Attained Age 100 based on completion of all scheduled increases as specified in the Automatic Increase Rider.

THIS SPECIMEN POLICY REPRESENTS THE GENERIC LANGUAGE OF THE POLICY CONTRACT, INCLUDING RIDERS. POLICY LANGUAGE, FEATURES, AND AVAILABILITY MAY VARY BY STATE. PLEASE BE SURE TO CHECK PRODUCT AND RIDER AVAILABILITY IN THE STATE YOU ARE SOLICITING. AGENTS SHOULD REFER TO THE PRODUCTS SECTION ON JPF NET.
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NON-FORFEITURE - If the Rider is terminated after the Insured's Attained Age 90 but prior to the Insured's Attained Age 100, the Rider will have a Surrender Value. The Surrender Value will be equal to the total of the monthly deductions for the Rider accumulated at 4% interest per year. If the Rider is terminated in accordance with (1) or (2) of the Rider Termination provision, You may choose option A or B as follows:

A. SURRENDER FOR CASH - To receive the Surrender Value We must receive Your written request. If the Rider terminates because the monthly deduction for the Rider remains unpaid at the end of the Grace Period, We must receive Your written request prior to the end of the Grace Period. If We do not receive Your written request by the end of the Grace Period, the automatic non-forfeiture option will be B. below.

B. CONTINUE AS PAID-UP INSURANCE - You may elect to continue this Rider for an amount of Paid-Up Insurance on the same plan of insurance as the policy to which this Rider is attached. Written request in a form acceptable to Us must be received at Our Service Office. The effective date of the Paid-Up Insurance will be the Monthly Anniversary Day following receipt of Your request. The amount of the Paid-Up Insurance will be that which the Surrender Value will provide when applied as a net single premium at the Attained Age, sex and rating class of the Insured using the Basis for Computation as shown on Page 3. The Paid-Up Insurance may be surrendered at any time for its Surrender Value.

     The Paid-Up Insurance will be subject to all applicable provisions of the policy.

If the Rider is terminated in accordance with (3) of the Rider Termination provision, the Rider Surrender Value will be allocated among the General Account and the divisions of the Separate Account proportionately to the allocation of Net Premium to the policy.

TERMINATION - The Rider will cease as soon as one of the following occurs:

(1) The monthly deduction for the Rider remains unpaid at the end of the Grace Period as defined in the policy, following the Insured's Attained Age 90;
(2)  The policy is surrendered or otherwise terminated;
(3)  We receive Your written request to terminate the Rider.


/s/ David Stonecipher                                   /s/ Robert A. Reed
Chief Executive Officer                                 Secretary